Exhibit 99.5
This content is Public. PALCO MUNDO FEITO COM AÇO GERDAU Rock In Rio Brasil 2022 GERDAU S.A. MANAGEMENT REPORT 2022 RI.GERDAU.COM

MANAGEMENT REPORT - 2022 This content is Public. This content is This content is Public. Public. 3 Dear Shareholders, The year 2022 will go down as one of the best in Gerdau's history, as a result of the consolidation experienced by the Company in recent years, which transformed it into an organization even more focused on people, innovative, digital, sustainable, diverse and inclusive, with a solid financial performance, which allows us to share more and more value with our shareholders, investors and other stakeholders. The Company recorded, last year, the highest Net Revenue in its history, the second best annual Adjusted EBITDA and an exceptional Cash Flow, even in the face of the challenges faced in the international market, such as those caused by the conflict between Russia and Ukraine, such as the psychological inflationary and the compulsory compulsory ones in our main markets. At 122 years old, we remain prepared to act as resilience in the face of the international macroeconomic scenario, delivering innovative products and solutions to our customers from our operations in the nine countries where we are present in the Americas. We have been investing in initiatives to update and technologically update our plants, seeking continuous improvement in the profitability and productivity of its assets. The strong results delivered in 2022 confirm the success of the strategic decisions taken a few years ago, mainly the process of cultural and digital transformation due to the divestments made in some of our operations between 2014 and 2018. Since then, we remain focused on our businesses in the Americas, supported by management that has shown the capacity to adapt to varying scenarios, living our culture intensely and allocating capital efficiently. We ended 2022 with Free Cash Flow generation of R$10.5 billion, the highest value in the historical series, and Adjusted Net Income of R$11.6 billion for the period. For the year, R$ 6.1 billion were distributed in the form of dividends and interest on equity. Thus, considering the total approved proceeds, added to the shares repurchased and subsequently canceled (Share Buyback Program), we obtained a payout of approximately 70%, once again reaffirming our commitment to consistently generate value for our shareholders. In our Business Divisions (BD), the highlight was the extraordinary results of the North America BD in 2022, which set new records for Net Sales and EBITDA. The approval of important government packages, such as IRA and CHIPS, as well as the reshoring process, reinforce our positive outlook for the coming years in the region. In the Special Steel BD, we observed a gradual recovery in sales of light vehicles, supported by the higher supply of semiconductors in the international market, as well as increased activity in the oil and gas industry in the United States. Lastly, such the Brazil as South America BDs demonstrated resilience over the course of the year, with economic activity stronger than before the pandemic period, especially in the construction and manufacturing sectors. The development of higher value-added products and businesses adjacent to steel are other factors that helped us to deliver the results achieved in this year. We continue to advance in our sustainability strategy, seeking to make Gerdau part of the solutions to society's problems and dilemmas and investing in our operations and to develop projects that can create value, such as Gerdau Next, the new business arm that offers solutions in construction, sustainability, mobility, digital sales, etc., that is absorbing opportunities in an ever more dynamic market. Early in the year, Gerdau Next presented to the market Ubiratã, a joint venture with SpaceTime Labs, in which each holds a 50% interest. The new company is specialized in high technology and the creation of platforms that integrate with the daily industrial activities through artificial intelligence, autonomous systems and robotics. In September, Gerdau and Empresas Randon, a manufacturer of semi-trailers, brakes and suspensions, announced a joint venture to offer rental services of trucks, semi-trailers and other products related to cargo transportation and handling. With the name Addiante, the new company already has an agreement signed and started operating in early 2023. We continue to advance in our sustainability strategy, seeking to make Gerdau part of the solutions to society's problems and dilemmas. A highlight is Newave Energia, a joint venture between Gerdau Next and Newave Capital. The operation which occurred in November 2022 and aims to generate competitive and renewable energy to supply our steel producers units, while also helping us reach our goals of reducing greenhouse gases. Regarding CAPEX investments, in 2022, we allocated R$ 4.3 billion to projects aimed at the Maintenance, Expansion and Technological Updating fronts. For 2023, the Company expects to invest R$5.0 billion on the same fronts, on an equal basis, within our philosophy of discipline and efficiency in capital allocation. Investments are mainly concentrated in the region of Minas Gerais, where Gerdau operates, confirming the Company's commitment to the development of that state. In addition, we reinforce that part of the investments are focused on generating environmental benefits, whether with the improvement of environmental controls, reduction of greenhouse gas emissions and forest formation. As for our ESG agenda, in 2022 we continued to increase the percentage of women, people of color and people with disabilities in our workforce, and we continued working to be an increasingly inclusive and diverse steel producer, engaging the entire ecosystem in that we are present. We also achieved certification for our second operation as a B Corp. As a result, Siderperu and Gerdau Summit (a joint venture focused on supplying parts for generating wind energy) become the first two steel producers in the world to be B Corps. The new certification reflects the Company's commitment to the 'B Movement Builders' program and our ambition to certify all our operations by 2025. Lastly, advancing in the Company’s digital transformation journey and ensuring the excellence of our services, in 2022 we launched Gerdau Mais, a new digital platform to serve our clients with the aim of offering easier ways to relate, interact and evolve the brand experience. With 122 years of history, we continued advancing in our business, creating an increasingly profitable steel chain company, strengthening our presence and relevance in the Americas. All these results were achieved thanks to a transformation journey guided by excellence in the value chain and supported by digital transformation as a key pillar, and reflect the benefits we deliver to our clients and the society, showing that it is possible to change people’s lives by fostering development while at the same time generating returns for our shareholders. We currently are the largest recycler of ferrous scrap in Latin America and we continue shaping the Company for a sustainable and innovative future. THE MANAGEMENT We are creating an increasingly profitable, sustainable and customer-centered steel chain company

MANAGEMENT REPORT - 2022 This content is Public. This content is This content is Public. Public. 3 PROFILE Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore for its own use. In January 2023, Gerdau completed 122 years of a history of strength and innumerous contributions to development of a society in constant evolution. Guided by its purpose of empowering people who build the future, the Company has operations in nine countries and over 30,000 direct and indirect employees in all its operations. Gerdau is the largest recycling company in Latin America and uses scrap as an important input, with 73% of the steel it produces made from scrap. Every year, Gerdau transforms 11 million tonnes of scrap into a variety of steel products. Gerdau’s shares are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges. GERDAU’S PERFORMANCE IN 2022 OPERATING PERFORMANCE PRODUCTION & SHIPMENTS CONSOLIDATED 2022 2021 ∆ Volumes (1,000 tonnes) Crude teel Production 12,666 13,294 -4.7% Shipments of Steel 11,902 12,722 -6.4% Compared to 2022, crude steel production was 12.7 million tonnes, down 4.7% from 2021. Despite the slowdown on Brazil and North America BDs, the Special Steel and South America BDs registered growth in crude steel production compared to 2021. Shipments in 2022 came to 11.9 million tonnes, down 6.4% from the previous year. However, sales in sectors served by the Company, mainly construction and industry, remained resilient, with a gradual recovery in the automotive, which benefitted from the normalization of supply of chips and semiconductors, a sector highly affected during the Covid-19 pandemic.

MANAGEMENT REPORT - 2022

FINANCIAL PERFORMANCE

NET SALES

In 2022, Net Sales came to R$ 82.4 billion, up 5.2% from the previous year, supported by resilient demand in the Company's main markets.


46,160
39,644
43,815
78,345
82,412
2018
2019
2020
2021
2022

GROSS PROFIT

In 2022, cost of goods sold increased 10.7% in relation to 2021, due to higher costs with energy and reducing agents, notably coal (+50%), coke (+47%) and natural gas (+26%), in addition to the 24% increase in metal alloy costs, especially in the North America and Special Steel operations.

Gross Profit was R$ 18.8 billion, decreasing 9.9% from 2021, also due to the lower shipments.

CONSOLIDATED	12M22	12M21	Δ
Results (R$ million)			
Net Sales	82,412	78,345	5.2%
Cost of Goods Sold	(63,661)	(57,528)	10.6%
Gross Profit	**18,751**	**20,817**	**-9.9%**
Gross Margin	*22.8%*	*26.6%*	*-3.8 p.p*

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses amounted to R$ 2.2 billion in 2022, up 3.9% from 2021. However, these expenses as a ratio of net sales remained stable. Despite the inflationary pressures over the year, the results once again show Gerdau's commitment to maintaining its expenses at healthy levels.

CONSOLIDATED	12M22	12M21	Δ
Results (R$ million)			
SG&A	**(2.188)**	**(2.106)**	**3.9%**
Selling expenses	(733)	(716)	2.4%
General and admininstrative expenses	(1.455)	(1.390)	4.7%
%SG&A/Net Sales	***-2.7%***	***-2.7%***	***0.0 p.p***

5

MANAGEMENT REPORT - 2022 This content is Public. 6 EBITDA & EBITDA MARGIN BREAKDOWN OF CONSOLIDATED EBITDA (R$ million) 12M22 12M21 ∆ Net Income 11,480 15,559 -26.2% Net financial result 1,893 750 152.3% Provision for income and social contribution taxes 4,379 4,714 -7.1% Depreciation and amortization 2,867 2,659 7.8% EBITDA - CVM Instruction¹ 20,619 23,681 -12.9% Equity in earnings of unconsolidated companies (a) (1,152) (563) 104.6% Proportional EBITDA of associated companies and jointly controlled entities (b) 1,867 1,302 43.4% Losses due to non-recoverability of financial assets (c) - - - Non-recurring items (d) 174 (1,199) - Recovery of Compulsory Loans - (1,391) - Corporate Reorganization Mexico - 163 - Credit recovery / Provisions 174 29 500% Adjusted EBITDA² 21,508 23,222 -7.4% Adjusted EBITDA Margin 26.1% 29.6% -3.5 p.p CONCILIATION OF CONSOLIDATED EBITDA (R$ million) 2022 2021 ∆ EBITDA - CVM Instruction ¹ 20,619 23,681 -12.9% Depreciation and Amortization (2,867) (2,659) 7.8% OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES 17,751 21,023 -15.6% 1 – Non-accounting measure calculated in accordance with CVM Instruction 156 of June 23, 2022. 2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022. (a) Amounts presented in "Equity income (loss)" line in Note 28 of the Company's Financial Statements. (b) Amounts composed by the lines “Proportional operating income before financial result and taxes of associated companies and jointly controlled entities” and “Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 28 of Company's Financial Statements. (c) Amounts presented in "Losses due to non-recoverability of financial assets" line in Note 28 of Company's Financial Statements. (d) Amounts composed of “Recovery of mandatory loans – Eletrobras,” “Result in operations with subsidiary and joint ventures” and “Recovery of credits/provisions” lines of Note 28 in Company's Financial Statements. In 2022, adjusted EBITDA totaled R$ 21.5 billion, down 7.4% from previous year, representing the second highest annual EBITDA ever reported by the Company. Despite the reductions, the results in the periods ratify the success of Gerdau’s business model, the resilience of its markets and the focus on operations in the Americas.

MANAGEMENT REPORT - 2022 This content is Public. 8 ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) FINANCIAL RESULT CONSOLIDATED (R$ million) 2022 2021 ∆ Financial Result (1,892) (750) 152.3% Financial income 606 249 143.4% Financial expenses (1,563) (1,433) 9.1% Exchange variation 49 186 -73.1% Exchange variation (other currencies) (1,025) (294) 248.6% Update of tax credits (1) - 789 - Bond repurchase expenses (1) - (265) - Gains on financial instruments, net 39 18 116.7% 1 Nonrecurring items The Financial Result reached a negative net expense of BRL 1.9 billion in 2022. The increase in net expenses compared to 2021 is mainly due to the effects of exchange variation, partially offset by higher income from financial investments.

MANAGEMENT REPORT - 2022 This content is Public. 8 ADJUSTED NET INCOME In 2022, adjusted net income was R$ 11.6 billion, down 16.5% from 2021, due to higher costs and mainly the strong comparison base in 2021, when the Company registered its highest adjusted net income ever. CONSOLIDATED (R$ million) 2022 2021 ∆ Operating Income before Financial Result and Taxes¹ 17.751 21.023 -15.6% Financial Result (1.892) (750) 152.3% Income before Taxes¹ 15.859 20.272 -21.8% Income and social contribution taxes (4.379) (4.714) -7.1% Exchange variation including net investment hedge (164) (4) 4000.0% Other lines (4.156) (4.666) -10.9% Non-recurring items (59) (43) 37.2% Consolidated Net Income¹ 11.480 15.559 -26.2% Non-recurring items 115 (1,680) - Recovery of Compulsory Loans - (1,391) - Corporate Reorganization Mexico - 163 - Bond repurchase expense - 265 - Credit recovery / Provisions 174 (760) - Income tax and social contribution - non-recurring items (59) 43 - Consolidated Adjusted Net Income ² 11.595 13.879 -16.5% 1 - Accounting measure disclosed in the consolidated Income Statement. 2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result. ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)

MANAGEMENT REPORT - 2022 9 CAPITAL STRUCTURE AND INDEBTEDNESS 1 Total capitalization = shareholders' equity + gross debt – interest on debt. 2 Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments. 3 Adjusted EBITDA in the last 12 months. The Company maintains its long debt maturity profile, with 75% of its liabilities coming due in the long term. On December 31, 2022, gross debt stood at R$ 12.6 billion, 10% on the same period of 2021. The cash position ended the quarter at R$ 5.4 billion, resulting in Net Debt of R$ 7.2 billion and a Net Debt/EBITDA ratio of 0.33x, similar to 4Q21. The increase in net debt was due to the large dividend payment declared in 3Q22, which totaled R$ 3.6 billion. INDEBTEDNESS (R$ BILLION) & LEVERAGE RATIO The weighted average nominal cost of gross debt was 7.25% p.a. and the average debt term of 7.4 years attests to a debt maturity schedule that is well balanced and well distributed over the coming years. Note that we renewed in 2022 our global Credit Facility of up to US$ 875 million for a five-year period, which reinforces the Company’s financial liquidity. (1) Global Revolving Credit Facility DEBT BREAKDOWN (R$ million) 2022 2021 ∆ Short Term 3,121 1,767 76.6% Long Term 9,486 12,273 -22.7% Gross Debt 12,607 14,040 -10.2% Gross Debt / Total Capitalization ¹ 21.2% 25.0% Cash, cash equivalents and short-term investments 5,434 6,787 -19.9% Net Debt 7,173 7,253 -1.1% Net Debt ² (R$) / EBITDA ³ (R$) 0.33x 0.30x 0.03x

MANAGEMENT REPORT - 2022 10 INVESTMENTS Capital expenditures amounted to R$ 4,291 million in 2022, with R$ 2,587 million allocated to Maintenance and R$ 1,704 million to Technological Expansion and Updating. Of the total amount invested in the year, 60.9% was allocated to the Brazil BD, 23.1% to the North America BD, 12.5% to the Special Steel BD and 3.5% to the South America BD. On February 28, 2023, the Board of Directors of Gerdau S.A. approved the projection of disbursements related to the investment plan for the current year in the amount of R$ 5 billion*. The amount refers to CAPEX projects for Maintenance and Technological Expansion and Updating. This projection considers the following factors: i. Maintenance projects are associated with the extension of useful life and operating improvements of equipment to ensure the good functioning of plants. ii. Expansion and Technological Updating projects are related to the production growth, higher profitability and modernization of plants, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable and economic development of the business. iii. Some projects are conditioned upon environmental permits, subject to reevaluations. Of the total planned for 2023, investments that return environmental benefits surpassed R$ 830 million. These include expansion of forest assets, updating and improvement of environmental controls, reduction in greenhouse gas emissions and technological improvements – which result in energy efficiency. Approximately 70% of the investment plan focuses on modernization, growth and technological updating in the Minas Gerais region, where Gerdau has operations, reinforcing the company’s commitment to the state’s development. The Company has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan, mentioned above, will be directly related to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation, providing an adequate balance between the sustainable and economic development of the business. *The investment plan does not include contributions made by Gerdau Next in other companies as, as established by international accounting standards (IFRS), only controlled companies are consolidated in the Companies' Financial Statements.

MANAGEMENT REPORT - 2022

FREE CASH FLOW

EM R$ MILHÕES

Free Cash Flow in 2022 was R$ 10.5 billion. The result reflects the significant contribution from EBITDA, which was above historical levels, combined with disciplined investments and Working Capital, as well as the consistent decrease in our debt.


100%
21.508
13%
-2.744
20%
-4.292
3%
-659
16%
-3.356
48%
10.457
Adjusted EBITDA 2022
Working Capital
CAPEX
Interest net debt
Income tax
Free Cash Flow

WORKING CAPITAL & CASH CONVERSION CYCLE

The cash conversion cycle (working capital divided by net sales in the quarter) increased from 60 days in December 2021 to 81 days in December 2022, due to the weaker demand and lower net sales in the period.

Detailed information on Working Capital accounts is presented in Notes 5, 6 and 14 of the Financial Statements.


Working Capital (R$ Billion) & Financial Cycle (Days)
14.3
15.0
16.3
16.4
16.2
16.9
16.3
18.8
17.8
60.0
66.0
64.0
70.0
81.0
5.4
6.8
7.3
6.7
5.0
-8.0
-8.1
-9.4
-9.2
-6.6
4Q21
1Q22
2Q22
3Q22
4Q22
Clients
Inventories
Suppliers
Financial Cycle

ESG FACTORS

(ENVIRONMENTAL, SOCIAL AND GOVERNANCE)

As a result of the Annual Shareholders Meeting, the Board of Directors continues to be composed of seven members, three of whom are independent.

Gerdau remained a component of the Carbon Efficient Index (ICO2) of the São Paulo Stock Exchange (B3) and of ESG indexes. We also intensified our work with consulting firms specializing in vote recommendations and ESG ratings.

In terms of ESG, the year was marked by an important achievement: the certifications of Siderperu and Gerdau Summit (joint venture for the supply of wind power generation parts) as B companies, which reflect the Company's commitment to the B Movement Builders program and ambition to certify all operations by 2025.

The water management initiatives received from the Carbon Disclosure Project (CDP) a score of B in the Water Safety module, which represents improvement from the previous cycle. The CDP is a non-profit organization that manages an environmental information reporting platform to help investors, companies, cities, states and regions manage their environmental impacts, including on climate change.

The Integrated Report 2021, published in May 2022, discloses once again the Company's main environmental, social and governance initiatives. In the Report of the Brazilian Code of Corporate Governance (ICVM 586), we maintained compliance with 67% of practices, which is above the average of publicly held companies.

To learn more about the ESG Action Plan, please see the Results Center, the Integrated Report and our Bylaws, Codes and Policies.

13

MANAGEMENT REPORT - 2022 This content is Public. 13 CAPITAL MARKETS DIVIDENDS On February 28, 2021, the Board of Directors of Gerdau S.A. approved the distribution of dividends amounting to R$ 332,7 million (R$ 0.20 per share). Payment will be made as from March 23, 2023, based on shareholders of record on March 14, 2023, with the ex-dividend date March 15, 2023. Note that, in 2022, the Company is distributing the total amount of R$ 6,083 million, 58.7% of its adjusted net income, which reinforces its commitment to providing adequate financial returns for its shareholders. Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. This flexibility, including in the regularity of distributions, enables the Company to deliver value in different scenarios in order to increasingly create value for shareholders. SHARE BUYBACK PROGRAM On May 5, 2022, Gerdau S.A. announced a share buyback program for the acquisition of up to 55,000,000 preferred shares, representing approximately 5% of the free-float preferred shares, with maximum duration of 18 months. During 2022, the Company repurchased 44,564,000 preferred shares at an average price of R$ 24.08/ share, corresponding to 81.0% of the buyback program. All shares repurchased were cancelled in November 2022, which included cancelling an additional 1,697,538 common shares that were held in treasury. Return for Shareholders CAPITALIZATION OF PROFIT RESERVES, WITH ISSUE OF BONUS SHARES The Company’s Board of Directors approved a capital increase, through of the profit reserve, in the amount of R$ 966 million, with the issue of 28,596,497 common shares and 55,073,363 preferred shares as bonus shares. The proportion of the bonus will be one new share for each twenty shares of the same kind, with bonus shares being credited on March 21, 2023 and credit in the shareholding position on March 24, 2023. The ex-bonus date will be March 22, 2023.

MANAGEMENT REPORT - 2022 15 PERFORMANCE BY BUSINESS DIVISIONS (BD) Gerdau presents its results in four Business Divisions (BD). Brazil BD – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil; North America BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; Special Steel BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic. BRAZIL BD PRODUCTION & SHIPMENTS BRAZIL BD 2022 2021 ∆ Volumes (1,000 tonnes) Crude Steel Production 5,634 6,051 -6.9% Total Shipments 5,394 5,755 -6.3% Domestic Markets 4,438 5,042 -12.0% Exports 956 714 34.0% Shipments of long steel 3,605 4,057 -11.1% Domestic Markets 2,714 3,422 -20.7% Exports 892 635 40.4% Shipments of flat steel 1,789 1,698 5.3% Domestic Markets 1,724 1,620 6.5% Exports 65 79 -17.8% In 2022, crude steel production contracted 6.9%, accompanying the lower shipments in relation to 2021. Shipments in 2022 was 5.4 million tonnes, down 6.3% from 2021. Shipments in the year were leveraged by the Construction and Manufacturing sectors, with levels above the historical average. Export shipments increased 40.4% in relation to 2021 due to favorable international prices. In flat steel, shipments grew 5.3% in relation to 2021, with the highlight the demand for heavy plates to serve the wind power and infrastructure markets. In 2022, 1.008 tonnes of iron ore were sold to third parties and 3.160 tonnes were consumed internally.

MANAGEMENT REPORT - 2022 14 OPERATING RESULT BRAZIL BD 2022 2021 ∆ Results (R$ million) Net Sales¹ 32,971 34,758 -5.1% Domestic Market 28,903 31,825 -9.2% Exports 4,068 2,933 38.7% Cost of Goods Sold (27,083) (22,496) 20.4% Gross Profit 5,888 12,262 -52.0% Gross Margin (%) 17.9% 35.3% -17.4 p.p Adjusted EBITDA² 6,559 12,972 -49.4% Adjusted EBITDA Margin (%) 19.9% 37.3% -17.4 p.p 1 – Includes iron ore sales. 2 - Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022. In 2022, Net Sales decreased 5.1% from previous year, ending the period at R$ 33.0 billion. The lower sales is basically explained by the lower shipments in the domestic market. In 2022, the increase in costs of goods sold is explained by the higher costs with energy and reducing agents, mainly coal, coke and natural gas. In the year, Gross Profit decreased 52.0% from the previous year, due to the reasons mentioned earlier in net sales and cost of goods sold. As a result, the Brazil BD registered Adjusted EBITDA of R$ 6.6 billion in 2022. Note that analysis of the comparisons in the table above should take into account the strong comparison base of 2021, when the operation registered its highest EBITDA ever.

MANAGEMENT REPORT - 2022

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	2022	2021	Δ
Volumes (1,000 tonnes)			
Crude Steel Production	4,507	4,998	-9.8%
Shipments of Steel	4,090	4,451	-8.1%

In 2022, steel production was 4.5 million tonnes, down 9.8% from 2021, explained by the lower demand for products. In the year, steel shipments totaled 4.1 million tonnes, down 8.1% from previous year, but at high levels considering the Company's historical levels.

Although production and shipments remained at strong levels, the lower results in the periods demonstrate the greater caution in the U.S. market due to a potential recession in the country. The rolled steel capacity utilization rate stood at 92%, with a high level of production to serve the non-residential Construction, Manufacturing and Distribution markets, which remain resilient.

OPERATING RESULT

NORTH AMERICA BD	2022	2021	Δ
Results (R$ million)			
Net Sales	31,099	27,838	11.7%
Cost of Goods Sold	(22,691)	(22,417)	1.2%
Gross Profit	**8,408**	**5,421**	**55.1%**
Gross Margin (%)	**27.0%**	**19.5%**	**7.5 p.p**
Adjusted EBITDA[1]	**9,951**	**6,249**	**59.2%**
Adjusted EBITDA Margin (%)	**32.0%**	**22.4%**	**9.5 p.p**

1 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 2022, Net Sales were R$ 31.1 billion, up 11.7% from the previous year, influenced by the metals spread and the increase in net sales per tonne.

Regarding costs of goods sold in 2022, despite the reduction in cost of scrap, costs with energy and natural gas increased since the start of the conflict between Russia and Ukraine, registering a 1.2% increase in relation to the previous year.

In 2022, Gross Profit increased 55.1% in relation to 2021, explained by the strong increase in net sales compared to cost of goods sold in the period.

Adjusted EBITDA in 2022 was R$ 10 billion, the operation's best result ever. Adjusted EBITDA margin stood at 32.0%, 9.5 p.p. higher than in 2021. This result reflects the market's favorable moment for the Company in its ongoing segmentation strategy and cost control efforts.

16

MANAGEMENT REPORT - 2022

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	2022	2021	Δ
Volumes (1.000 tonnes)			
Crude Steel Production	1,790	1,654	8.2%
Shipments of Steel	1,657	1,654	0.2%

In the year, steel production totaled 1.8 million tons, up 8.2% from 2021, while shipments remained at similar levels in relation to the previous year. The results reinforce the outlook for the operation's growth and gradual recovery during the year.

The highlight in the quarter was the ongoing recovery in the light vehicle segment, although below historical levels, as well as the good performance of the heavy vehicle and oil and gas sectors, supported by fuel prices in the international market.

OPERATING RESULT

SPECIAL STEEL BD	2022	2021	Δ
Results (R$ million)			
Net Sales	13,626	10,980	24.1%
Cost of Goods Sold	(11,181)	(9,427)	18.6%
Gross Profit	**2,446**	**1,553**	**57.5%**
Gross Margin (%)	**17.9%**	**14.1%**	**3.8 p.p**
Adjusted EBITDA[1]	**2,776**	**1,983**	**40.0%**
Adjusted EBITDA Margin (%)	**20.4%**	**18.1%**	**2.3 p.p**

1 - 1 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 2022, Net Sales were R$ 13.6 billion (+24.1% vs. 2021). Gross Profit was R$ 2.4 billion (+57.5% vs. 2021). The results were mainly influenced by the application of a surcharge (mechanism used to adjust raw materials prices) in the North America Special Steel operation due to the variation in scrap prices during the year.

In 2022, adjusted EBITDA was R$ 2.8 billion (+40.0% vs. 2021) with adjusted EBITDA margin of 20.4% (+2.3 p.p. vs. 2021).

17

MANAGEMENT REPORT - 2022

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	2022	2021	Δ
Volumes (1.000 tonnes)			
Crude Steel Production	735	591	24.4%
Shipments of Steel	1,212	1,255	-3.4%

In 2022, 735,000 tonnes of steel were produced, 24.4% more than in 2021, and 1,212 thousand tonnes of steel were sold in the period, or 3.0% lower year over year.

In relation to the prior year, shipments decreased by 3.4%, reflecting the slightly weaker demand in all countries of the operation.

OPERATING RESULT

SOUTH AMERICA BD	2022	2021	Δ
Results (R$ million)			
Net Sales	7,180	6,857	4.7%
Cost of Goods Sold	(5,532)	(5,333)	3.7%
Gross Profit	**1,648**	**1,524**	**8.1%**
Gross Margin (%)	**22.9%**	**22.2%**	**0.7 p.p**
EBITDA[1]	**2,149**	**2,167**	**-0.8%**
EBITDA Margin (%)	**29.9%**	**31.6%**	**-1.7 p.p**

1 - Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 2022, Net Sales in the South America BD were R$ 7.2 billion, up 4.7% from the previous year.

Cost of goods sold in 2022 increased 3.7% in relation to prior year, due to the increase in metals and energy used in production.

Given the lower shipments and variation in cost of goods sold, Gross Profit was R$ 1.6 billion, up 8.1% from 2021.

The BD's Adjusted EBITDA was R$ 2.1 million, down 0.8% from 2021. Adjusted EBITDA Margin was 29.9% in the year. Despite the reductions between periods, note that these variations consider the tough comparison base of 2021, when the operation registered one of its best results ever.

18

This content is Confidential. This content is Internal. INFORMATION ON THE PARENT COMPANY Gerdau S.A. is a publicly traded corporation with registered office in the city of São Paulo. The Company is engaged in holding interests in other companies and producing and marketing steel products in the special steel segment. Results A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2022, these investments generated equity income of R$ 10.6 billion, compared to R$ 13.7 billion in 2021. In 2022, the Company sold 821,000 tonnes of steel products, which generated net sales of R$ 8.5 billion at a cost of goods sold of R$ 6.6 billion. Gross margin in the year stood at 22.1%. In fiscal year 2022, the Financial Result (Financial Income, Financial Expenses, Net Exchange Variation and Losses from Financial Instruments) was negative R$ 133 billion, compared to negative R$ 1 million in 2021. This variation in the financial result was mainly due to the effect from exchange variation on related-party debt (depreciation in the price of the Brazilian real against the U.S. dollar of 4% in 2022, compared to depreciation of 5% in 2021). Gerdau S.A. recorded net income of R$ 11.4 billion in 2022, which corresponds to R$ 6.76 per share outstanding, compared to net income of R$ 15.5 billion in 2021, which corresponds to R$ 9.09 per share outstanding. The result is primarily explained by the performance of operating result, which was supported by the favorable scenario combined with management’s efficiency during the year. On December 31, 2022, the shareholders’ equity of the Company amounted to R$ 46.1 billion, representing book value of R$ 27.72 per share. Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$ 3.8 billion on December 31, 2022 and R$ 8.8 billion on December 31, 2021. RELATIONSHIP WITH INDEPENDENT AUDITOR The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients. Audit fees refer to professional services rendered in the audit of the Company's consolidated financial statements, quarterly reviews of the Company's consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with applicable legislation. Audit fees comprise due diligence services commonly performed by the external auditors in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company's subsidiaries abroad to comply with tax requirements. In compliance with CVM Instructions 80/2022 and 162/2022, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent auditor, did not render any services in addition to the audit, which may lead to the existence of a conflict of interest, loss of independence or objectivity of the audit services provided. ACKNOWLEDGMENTS Lastly, the Company thanks its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication. DECLARATION OF THE OFFICERS In accordance with Article 27 of CVM Instruction 80/2022, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the Financial Statements for the fiscal year ended December 31, 2022 and with the opinions expressed in the Independent Auditor’s report on the Financial Statements, issued on this date. São Paulo, February 28, 2023 THE MANAGEMENT